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                            [LOGO CANADA NEWSWIRE]

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     News release via Canada NewsWire, Toronto 416-863-9350

                                                                 [CERTICOM LOGO]

ATTENTION BUSINESS/TECHNOLOGY EDITORS:

724 SOLUTIONS AND CERTICOM TEAM TO DELIVER FIRST OPEN AND STANDARDS-BASED, WIRELESS PKI SOLUTION FOR THE FINANCIAL SERVICES INDUSTRY

     Innovative WAP-compliant solution will interoperate with a broad range of PKI technologies and certificate authorities

     TORONTO, and HAYWARD, CA, July 12 /CNW/ - 724 Solutions Inc. (NASDAQ: SVNX;
TSE: SVN), a leading Internet infrastructure software developer for financial services providers, and Certicom (NASDAQ: CERT; TSE: CIC), a leading provider of mobile e-commerce security, today announced an agreement to provide a wireless Public Key Infrastructure (PKI) solution to the financial services industry. This solution is unique in that it enables 724 Solutions to provide support for a broad array of PKI products, services and technologies. 724 Solutions has contributed their expertise into Certicom's development of an open and standards-based security solution that enables secure communication and digital signatures via a variety of Internet-enabled devices, including personal digital assistants (PDAs), mobile phones, and pagers.

     Today's announcement comes on the heels of a number of government acts - such as the Electronic Signatures in Global and National Commerce Act (E-SIGN) passed by the U.S. House of Representatives in June and set to take effect on October 1, 2000 - which give consumers and businesses the ability to close contracts with digital signatures.

     The new wireless PKI solution will provide financial institutions with the ability to offer consumers the confidence and convenience of performing secure anytime, anywhere high value transactions from a variety of Internet- enabled devices. This wireless PKI solution enables consumers to digitally sign high value transactions - such as mortgage agreements, opening brokerage accounts, buying insurance, and applying for credit cards - without having to go on location to sign a piece of paper. Digital signature verification (customer authentication) is the Internet equivalent of traditional hand-


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written signatures. PKI also impacts the retail world by enabling non-
repudiation, permitting legally binding transactions to be performed in mobile and online environments. This assures the merchant of the end-user's identity, reducing fraud and expense for merchants and financial institutions currently enabling mobile offerings.

     "Our collaboration with Certicom is another example of how our alliances with industry leaders helps 724 Solutions innovate more quickly in the mobile space," said Greg Wolfond, Chief Executive Officer, 724 Solutions. "The PKI portal technology we develop with Certicom will be the first of its kind for wireless financial services. 724 Solutions plans to roll it into the Financial Services Platform, allowing us to build upon our security - quickly connecting with PKI technologies of the present and future - and truly remain a leader in offering secure wireless financial services solutions."

     As part of today's announced agreement, 724 Solutions has licensed Certicom's first-to-market WAP-compliant Trustpoint(TM) PKI Portal solution for incorporation into the Financial Services Platform. The new wireless PKI solution will support a range of encryption and asymmetric key technologies - including Certicom's patented Elliptic Curve Cryptography (ECC), which is key to enabling digital signatures on many of today's leading mobile devices.

     "We are very pleased to be working with 724 Solutions, a clear leader in providing innovative solutions to today's leading financial institutions, on this groundbreaking wireless PKI initiative," said Rick Dalmazzi, President and Chief Executive Officer of Certicom. "As the necessity for applications that enable high value transactions in a wireless world increases, we believe there will be high demand for solutions that enable strong client authentication via use of efficient PKI implementations."

     The PKI portal solution enables 724 Solutions to interoperate with a wide range of existing PKI technologies and certificate authorities (CAs) including a seamless interface to VeriSign's Wireless Trust Services (Nasdaq:VRSN) and Baltimore Technologies' UniCERT(TM) Certificate Management System (Nasdaq:
BALT).

     "We are pleased that the 724 Solutions/Certicom solution is interoperable with our Wireless Trust Services," said Anil Pereira, Vice President of VeriSign's Internet Services Group. "Financial institutions and other enterprises can now seamlessly link our wireless authentication, payment and validation services with the leading services provided by 724 Solutions."

     "As a leading provider of e-security products, services and solutions, Baltimore Technologies recognizes the importance of interoperability amongst PKI components for e-business and mobile commerce. Baltimore welcomes this PKI portal solution, which will ensure 724 Solutions' customers can select the CA product that best suits their e-security needs for financial transactions," commented John Fallon, Director of Technical Market Development at Baltimore Technologies.

     About Certicom

     Certicom is an encryption technology company specializing in security solutions for mobile computing and wireless data markets, including m- commerce. Major computing and communications companies such as Palm Inc., BellSouth Wireless Data, Motorola, Pitney Bowes, and QUALCOMM incorporate Certicom's technology into electronic commerce software, wireless messaging applications, and smart cards. Certicom is a leading source for a complete range of OEM security products and services, including cryptographic toolkits, custom implementations, and security integration services and consulting. Certicom's worldwide sales and marketing operations are based in Hayward, California, with cryptographic research and product development in Toronto, Canada. For more information, visit Certicom's Web site at http://www.certicom.com.

     About 724 Solutions Inc.

     724 Solutions provides an Internet infrastructure solution to financial institutions that enables them to offer personalized and secure online banking, brokerage and e-commerce services across a wide range of Internet- enabled wireless and consumer electronic devices. The company's solution currently enables consumers to access online banking and brokerage services

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through network service providers using digital mobile phones, personal digital assistants, two-way pagers and personal computers. Its subsidiary ezlogin.com is a leading provider of Internet infrastructure and aggregation tools for user-driven personalization. 724 Solutions' customers include Citigroup, Bank of America, Bank of Montreal, Wells Fargo, Claritybank.com, BBVA Bancomer and Wachovia. 724 Solutions' common shares are listed on the NASDAQ National Market
(SVNX) and The Toronto Stock Exchange (SVN). Headquartered in Toronto, Canada, the company has offices in London, San Francisco, Sydney, and Tokyo. For additional information visit www.724.com.

     Certicom, and Trustpoint are trademarks and or registered trademarks of Certicom Corp. All other companies and products listed herein are trademarks or registered trademarks of their respective holders.

     This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that technologies for the delivery of financial or e-commerce services over the Internet and wireless networks will not be developed or be attractive to consumers as anticipated; the risk that 724 Solutions and Certicom will not successfully deploy or operate services based upon the 724 Solutions Financial Services Platform; and other risks outlined in 724 Solutions' SEC filings, and filings with Canadian Securities Administrators, including but not limited to 724 Solutions' registration statement on Form F-1, prospectuses, material change reports, Annual Information Form, Form 20-F, Management Information Circular, or filings on Form 6-K. More detailed information about potential factors that could affect Certicom's financial results is included in the documents Certicom files from time to time with the Securities and Exchange Commission and Canadian securities regulatory authorities including Certicom's Registration Statement on Form F-10. 724 Solutions and Certicom do not undertake any obligation to update this forward-looking information, except as required under applicable law.

     %SEDAR: 00003865E

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     For further information: please contact: Certicom Corp., Lorraine Kauffman,
Public Relations, (510) 780-5417, Lkauffman@certicom.com; Jessica Johannes, Lutchansky Communications for Certicom, (408) 938-9050, ext. 15, jessica@lcomm.com; Investor contact: Lillian Armstrong/Kris Otridge, Lippert/Heilshorn & Associates, (415) 433-3777; 724 Solutions Inc., Ray McManus, Director, Public Relations, (416) 228-8191, rmcmanus@724.com; David Marcus, Maverick PR for 724 Solutions, (416) 628-5200, davidm@maverickpr.com